Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-198847

Prospectus Supplement No. 14
(To Prospectus filed on November 10, 2014, as supplemented
by Prospectus Supplement No. 1 dated November 12, 2014, Prospectus Supplement No. 2 dated

November 14, 2014, Prospectus Supplement No. 3 dated December 18, 2014, Prospectus Supplement No. 4 dated January 9, 2015, Prospectus Supplement No. 5 dated February 23, 2015, Prospectus Supplement No. 6 dated March 19, 2015, Prospectus Supplement No. 7 dated April 7, 2015, Prospectus Supplement No. 8 dated April 17, 2015, Prospectus Supplement No. 9 dated April 28, 2015, Prospectus Supplement No. 10 dated May 15, 2015, Prospectus Supplement No. 11 dated May 18, 2015, Prospectus Supplement No. 12 dated May 20, 2015, and Prospectus Supplement No. 13 dated May 22, 2015)

ENUMERAL BIOMEDICAL HOLDINGS, INC.

This Prospectus Supplement No. 14 supplements the information contained in the Prospectus, dated as of November 10, 2014, as amended by Prospectus Supplement No. 1 dated November 12, 2014, Prospectus Supplement No. 2 dated November 14, 2014, Prospectus Supplement No. 3 dated December 18, 2014, Prospectus Supplement No. 4 dated January 9, 2015, Prospectus Supplement No. 5 dated February 23, 2015, Prospectus Supplement No. 6 dated March 19, 2015, Prospectus Supplement No. 7 dated April 7, 2015, Prospectus Supplement No. 8 dated April 17, 2015, Prospectus Supplement No. 9 dated April 28, 2015, Prospectus Supplement No. 10 dated May 15, 2015, Prospectus Supplement No. 11 dated May 18, 2015, Prospectus Supplement No. 12 dated May 20, 2015, and Prospectus Supplement No. 13 dated May 22, 2015, relating to the resale of up to 53,035,356 shares of our common stock by selling stockholders.

This Prospectus Supplement No. 14 is being filed to include the information set forth in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on June 19, 2015.

You should read this Prospectus Supplement No. 14 in conjunction with the Prospectus. This Prospectus Supplement No. 14 is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement No. 14 supersedes the information contained in the Prospectus. This Prospectus Supplement No. 14 is not complete without, and may not be utilized except in connection with, the Prospectus.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 19, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 17, 2015

Enumeral Biomedical Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-55415	99-0376434
(State or Other Jurisdiction	(Commission File	(I.R.S. Employer
of Incorporation)	Number)	Identification Number)

200 CambridgePark Drive, Suite 2000 Cambridge, Massachusetts (Address of Principal Executive Offices)	02140 (Zip Code)

(617) 945-9146

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On June 17, 2015 (the “Termination Date”), Enumeral Biomedical Corp. (“Enumeral”), a wholly-owned subsidiary of Enumeral Biomedical Holdings, Inc. (the “Company”), entered into a Lease Termination Agreement (the “Termination Agreement”) with DWF One Kendall, LLC (“Landlord”). Pursuant to the terms of the Termination Agreement, Enumeral and Landlord agreed to terminate that certain lease, dated as of July 16, 2012, by and between Enumeral and Landlord’s predecessor-in-interest, RB Kendall Fee, LLC, relating to approximately 4,782 rentable square feet of laboratory and office space located on the 4th floor of Building 400 at One Kendall Square in Cambridge, Massachusetts (the “Kendall Lease”). The Termination Agreement provides that, effective as of the Termination Date, the term of the Kendall Lease is deemed terminated. Pursuant to the Termination Agreement, Enumeral paid Yearly Rent (as defined in the Kendall Lease) though May 31, 2015, and Enumeral is under no obligation to pay Landlord any additional Yearly Rent accruing after May 31, 2015. The Termination Agreement provides that Landlord shall return the security deposit and any other collateral held by Landlord to Enumeral within 10 days of the termination of the Kendall Lease. Enumeral and Landlord granted of each other mutual releases as set forth in the Termination Agreement, excluding provisions of the Kendall Lease that survive termination or expiration and indemnification obligations contained in the Kendall Lease.

The foregoing summary of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the Termination Agreement, a copy of which is being filed as Exhibit 10.1 to this Current Report on Form 8-K.

Item 1.02	Termination of a Material Definitive Agreement

The text of Item 1.01 of this Current Report on Form 8-K, “Entry into a Material Definitive Agreement,” is incorporated by reference in its entirety into this Item 1.02.

Item 5.07	Submission of Matters to a Vote of Security Holders

The Company’s 2015 Annual Meeting of Stockholders (the “Annual Meeting”) was held on June 18, 2015 at the Company’s offices at 200 CambridgePark Drive in Cambridge, Massachusetts. Stockholders of record at the close of business on May 1, 2015 were entitled to one vote for each share of common stock held. On May 1, 2015, there were 51,607,665 shares of common stock issued and outstanding.

At the Annual Meeting, the stockholders of the Company voted on the following five proposals:

1.            To elect two Class I directors nominated by the Company’s Board of Directors (the “Board”) to serve until the 2018 annual meeting of stockholders. Each nominee for director was elected by a vote of the stockholders as follows:

Proposal	Vote Type	Voted
(1) Election of Directors
John J. Rydzewski	For	29,769,935
	Withheld	2,653,537
	Broker Non-Votes	1,786,980

Arthur H. Tinkelenberg, Ph.D.	For	30,748,610
	Withheld	1,674,862
	Broker Non-Votes	1,786,980

2.            To approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers. The proposal was approved, on a non-binding advisory basis, by a vote of stockholders as follows:

Proposal	Vote Type	Voted
(2) Advisory Vote on Executive Compensation
	For	29,863,787
	Against	2,334,076
	Abstention	225,609
	Broker Non-Votes	1,786,980

3.            To approve, on a non-binding advisory basis, the frequency for the advisory vote to approve the compensation of the Company’s named executive officers. The frequency of “1 year” was approved, on a non-binding advisory basis, by a vote of stockholders as follows:

Proposal	Vote Type	Voted
(3) Advisory Vote on the Frequency
of the Vote on Executive Compensation	1 Year	29,236,887
	2 Years	1,568,884
	3 Years	1,242,787
	Abstention	374,914
	Broker Non-Votes	1,786,980

Based on the results of Proposal No. 3, the Board has determined that the Company will hold a non-binding, advisory vote on the compensation of its named executive officers once every year until the next required vote on the frequency of the advisory vote on executive compensation occurs, or until the Board determines that holding such vote with a different frequency is in the best interests of the Company.

4.             Approval of the grant of discretionary authority to the Board to amend the Company’s certificate of incorporation to effectuate a reverse stock split of the Company’s Common Stock, $.001 par value, by a ratio of no less than one-for-five and no more than one-for-fifteen with such ratio to be determined by the Board in its sole discretion (the “Reverse Split”) and with such Reverse Split to be effective at such time and date, if at all, as determined by the Board in its sole discretion. The proposal was approved by a vote of stockholders as follows:

Proposal	Vote Type	Voted
(4) Approval of amendment to the certificate of incorporation
	For	29,690,555
	Against	1,801,680
	Abstention	931,237
	Broker Non-Votes	1,786,980

5.             Ratification of the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2015. The proposal was approved by a vote of stockholders as follows:

Proposal	Vote Type	Voted
(5) Ratification of Appointment of Friedman LLP
	For	32,695,109
	Against	499,993
	Abstention	1,015,350

Item 9.01            Financial Statements and Exhibits

(d)           Exhibits

Exhibit
Number	Description

10.1	Lease Termination Agreement, dated as of June 17, 2015, between Enumeral Biomedical Corp. and DWF IV One Kendall LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENUMERAL BIOMEDICAL HOLDINGS, INC.

Dated: June 19, 2015	By:	/s/ Kevin G. Sarney
Name: Kevin G. Sarney
Title: Vice President of Finance, Chief
Accounting Officer and Treasurer

 Exhibit 10.1

LEASE TERMINATION AGREEMENT

This Lease Termination Agreement (this “Agreement”) is made as of the 17th day of June, 2015 by and between DWF IV ONE KENDALL, LLC, a Delaware limited liability company, as landlord (“Landlord”), and ENUMERAL BIOMEDICAL CORP., a Delaware corporation, as tenant (“Tenant”).

BACKGROUND

                          A.               Landlord and Tenant are holders of the landlord’s and tenant’s interests, respectively, under a Lease dated July 16, 2012, by and between Landlord’s predecessor-in-interest, RB KENDALL FEE, LLC, as landlord, and Tenant, as tenant (the “Lease”), pursuant to which Landlord leases to Tenant certain premises located on the fourth (4th) floor of Building No. 400 located at One Kendall Square in Cambridge, Massachusetts, consisting of approximately 4,782 rentable square feet of space (the “Premises”).

                          B.               The current Term of the Lease is scheduled to expire on November 30, 2015 (the “Stated Termination Date”).

                          C.               Tenant has vacated the Premises and Tenant and Landlord wish to terminate the Lease prior to the Stated Termination Date.

                          D.               The parties agree to terminate the Term of the Lease sooner than the Stated Termination Date, subject to certain terms, all as hereinafter set forth. Capitalized terms not defined herein shall have the same meaning ascribed to them in the Lease.

WITNESSETH:

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.                  Early Termination Date. Effective as of 11:59 p.m. EST on the date of this Agreement (the “Early Termination Date”), the Term of the Lease shall be deemed to be terminated. Landlord and Tenant acknowledge that Tenant has paid Yearly Rent under the Lease through May 31, 2015, and Landlord agrees that despite the Early Termination Date occurring after May 31, 2015, Tenant shall be under no obligation to pay Landlord any additional Yearly Rent accruing after May 31, 2015.

2.                  Tenant’s Vacation of Premises. Effective as of the Early Termination Date: (i) Tenant shall vacate the Premises in accordance with Section 3 below, and (ii) Tenant remises, releases, quitclaims and surrenders to Landlord, its successors and assigns, all of Tenant’s rights in and to the Premises. Tenant hereby waives any rights it may have under the Lease to (a) require Landlord to perform any improvements to the Premises and (b) to receive any outstanding amounts for contributions or allowances from Landlord.

3.                  Tenant’s Yield-Up Obligations. Tenant and all parties claiming under Tenant shall vacate the Premises on or before 11:59 p.m. on the Early Termination Date and shall leave the Premises vacant, broom clean, in good order and condition, and otherwise in the condition required under the provisions of the Lease (including, without limitation, Section 22 thereof). The parties acknowledge and agree that the Tenant has vacated the Premises and left same in the condition required under the provisions of the Lease.

4.                  Security Deposit. Pursuant to the provisions of Section 29.13 of the Lease, Landlord shall return the Letter of Credit and any other Collateral held by Landlord to Tenant within ten (10) days after the termination of the Lease.

5.                  Representations and Warranties. Tenant represents that (a) the person executing this Agreement on its behalf is duly authorized to execute and deliver this Agreement on its behalf; and (b) the execution, delivery and performance of this Agreement has been duly authorized by all necessary action and does not violate its constitutive documents, or any contract, agreement, commitment, order, judgment or decree to which it is a party or to which it or the Premises are bound. Landlord represents that (a) the person executing this Agreement on its behalf is duly authorized to execute and deliver this Agreement on its behalf; and (b) the execution, delivery and performance of this Agreement has been duly authorized by all necessary action and does not violate its constitutive documents, or any contract, agreement, commitment, order, judgment or decree to which it is a party or to which it or the Premises are bound.

6.                  Mutual Releases. Tenant acknowledges and agrees that Landlord is not in default under any of the terms of the Lease, and Tenant hereby releases and discharges Landlord, and its employees, agents, managers and contractors, of and from all debts, demands, actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, and any and all claims, demands and liabilities whatsoever of every name and nature, both at law and in equity, which Tenant now has or ever had against Landlord, its employees, agents, managers and contractors, or its or their predecessors, successors and assigns, on account of the Lease or the Premises, as of the date hereof; provided, however, and excluded from the foregoing release and discharge, are the terms of this Agreement, any provision of the Lease that survives termination or the expiration of the Lease, including, without limitation, as set forth in Section 9.6 thereof and any indemnifications by Landlord of Tenant contained in the Lease. Landlord acknowledges and agrees that Tenant is not in default under any of the terms of the Lease, and Landlord hereby releases and discharges Tenant, and its employees, agents, managers and contractors, of and from all debts, demands, actions, causes of action, suits, accounts, covenants, contracts, agreements, damages, and any and all claims, demands and liabilities whatsoever of every name and nature, both at law and in equity, which Landlord now has or ever had against Tenant, its employees, agents, managers and contractors, or its or their predecessors, successors and assigns, on account of the Lease or the Premises, as of the date hereof; provided, however, and excluded from the foregoing release and discharge, are the terms of this Agreement, any provision of the Lease that survives termination or the expiration of the Lease, including, without limitation, as set forth in Sections 9.6 and 29.10 thereof and any indemnifications by Tenant of Landlord contained in the Lease.

7.                  Voluntary Agreement. The parties have read this Agreement, and on the advice of counsel they have freely and voluntarily entered into this Agreement.

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8.                 Attorneys’ Fees. If either party commences an action against the other party arising out of or in connection with this Agreement, the prevailing party shall be entitled to recover from the losing party reasonable attorneys’ fees and costs of suit.

9.                 Successors. This Agreement shall be binding on and inure to the benefit of the parties and their successors.

10.              Headings. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

11.              Counterparts. This Agreement may be executed in two or more counterparts, including any facsimile or other electronic version of same, each of which shall be deemed an original, but all of which when taken together shall constitute one agreement. Any facsimile or other electronic signature shall constitute a valid and binding method for executing this Agreement. Executed counterparts of this Agreement exchanged by facsimile transmission or other electronic means shall be fully enforceable.

12.              Governing Law. This Agreement shall be governed by the laws of the Commonwealth of Massachusetts without regard to conflicts of laws principles.

13.              Entire Agreement. This Agreement is the final expression of, and contains the entire agreement between, the parties with respect to the subject matter hereof and supersedes all prior understandings, negotiations, correspondence or discussions with respect thereto. This Agreement may not be modified, changed, supplemented or terminated, nor may any obligations hereunder be waived, except by written instrument signed by the parties. The parties do not intend to confer any benefit hereunder on any person, form or corporation other than the parties hereto.

14.              Submission Not An Offer. The submission of this Agreement for examination does not constitute an offer to terminate the Lease sooner than the Stated Termination Date, it being understood and agreed that neither Landlord nor Tenant shall be legally bound with respect to the early termination of the Lease or the terms and provisions hereof unless and until this Agreement has been executed and delivered by both Landlord and Tenant.

[NO FURTHER TEXT ON THIS PAGE]

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IN WITNESS WHEREOF, Landlord and Tenant have executed this Agreement as of the date first above written.

LANDLORD:

DWF IV ONE KENDALL, LLC, a Delaware limited
liability company

By:	Divco West Real Estate Services, Inc., a
Delaware corporation, Its Agent

	By:	/s/ Jeffrey Longnecker
Name: Jeffrey Longnecker
Title: Director

TENANT:

ENUMERAL BIOMEDICAL CORP., a Delaware
corporation

By:	/s/ Arthur H. Tinkelenberg, Ph.D.
Name: Arthur H. Tinkelenberg, Ph.D.
Its: President

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